BD 4/1

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MAR 3 1 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxxtrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Corporate Drive
(No. and Street)

Lexington (City) KY (State) 40503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baldwin CPAs, PLLC
(Name – if individual, state last, first, middle name)

W Main Street (Address) Richmond (City) KY (State) 40475 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 4/1

OATH OR AFFIRMATION

I, Myron David Schneidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxxtrade, Inc., as of 3/30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Charlotte R. Hachmuth # 402062

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maxx Trade, Inc.
Lexington, Kentucky

* * * * *

Independent Auditors' Report
And Financial Statements
For the Years Ended
December 31, 2009 and 2008

baldwin
CPAs

Maxx Trade, Inc.
Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations and Comprehensive Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-9
Supplemental Information	
Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1	10
Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Schedule of the Information Relating to Possession of Control Requirements Pursuant to Rule 15c3-3	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	13-14

Independent Auditors' Report

Maxx Trade, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Maxx Trade, Inc. (the Company) as of December 31, 2009 and 2008 and the related statements of operations and comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxx Trade, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baldwin CPAs, PLLC

Baldwin CPAs, PLLC
March 29, 2010

Maxx Trade, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Current Assets		
Cash	$ 377	$ 1,092
Accounts receivable	5,369	7,608
Accounts receivable - other	-	4,000
Total Current Assets	5,746	12,700
Property and Equipment		
Fixed assets	4,277	4,277
Accumulated depreciation	(4,277)	(4,277)
Other Assets		
Marketable securities	129,193	77,807
Total Other Assets	129,193	77,807
Total Assets	$ 134,939	$ 90,507
Liabilities and Stockholders' Equity		
Current Liabilities		
Accrued expenses and other liabilities	$ 18,514	$ 2,385
Total Current Liabilities	18,514	2,385
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized, 510 shares issued and outstanding	250	250
Additional paid in capital	173,826	151,705
Accumulated deficit	(87,944)	(64,861)
Accumulated comprehensive income	30,293	1,028
Total Stockholders' Equity	116,425	88,122
Total Liabilities and Stockholders' Equity	$ 134,939	$ 90,507

See accompanying notes to financial statements.

Maxx Trade, Inc.
Statements of Operations and Comprehensive Income
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenue		
Commissions	$ 239,873	$ 319,915
Interest income	-	64
Total Revenue	239,873	319,979
Expenses		
Commissions	147,386	242,198
Floor brokerage, exchange, and clearance fees	33,045	31,663
Communications and data processing	13,785	14,428
Occupancy	18,824	27,297
Other	49,916	31,972
Total Expenses	262,956	347,558
Net Loss	(23,083)	(27,579)
Other Comprehensive Income		
Unrealized gains on investments	29,265	1,028
Total Other Comprehensive Income	29,265	1,028
Total Comprehensive Income	$ 6,182	$ (26,551)

See accompanying notes to financial statements.

Maxx Trade, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, January 1, 2008	$ 250	$ 119,926	$ (37,282)	$ -	$ 82,894
Comprehensive income Net income for the year ended December 31, 2007	-	-	(27,579)	-	(27,579)
Unrealized gain on investments Unrealized holding gains arising during the year	-	-	-	1,028	1,028
Total comprehensive income					(27,579)
Capital contribution	-	31,779	-	-	31,779
Balances, December 31, 2008	250	151,705	(64,861)	1,028	88,122
Comprehensive income Net income for the year ended December 31, 2008	-	-	(23,083)	-	(23,083)
Unrealized gain on investments Unrealized holding gains arising during the year	-	-	-	29,265	29,265
Total comprehensive income					6,182
Capital contribution	-	22,121	-	-	22,121
Balances, December 31, 2009	$ 250	$ 173,826	$ (87,944)	$ 30,293	$ 116,425

See accompanying notes to financial statements.

Maxx Trade, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Net income (loss)	$ (23,083)	$ (27,579)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Increase) Decrease in:		
Accounts receivable	2,239	25,915
Accounts receivable - other	4,000	-
(Decrease) Increase in:		
Accrued expenses	16,129	(5,053)
Net Cash Used by Operating Activities	(715)	(6,717)
Cash Flows from Financing Activities		
Repayment of loan from stockholder	-	(45,000)
Net Cash Used by Financing Activities	-	(45,000)
Net Decrease in Cash	(715)	(51,717)
Cash at Beginning of Year	1,092	52,809
Cash at End of Year	$ 377	$ 1,092
Supplemental Disclosure		
Non-cash transactions		
Contribution of mutual fund shares to additional paid in capital	$ 22,121	$ 31,799
Loan from stockholder of mutual fund shares	$ -	$ 45,000

See accompanying notes to financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Maxx Trade, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kentucky corporation and was incorporated September 21, 1999.

The Company is an introducing broker. An introducing broker is a broker-dealer firm that accepts customer orders but elects to clear the orders through another broker for cost efficiencies, for example, not having to perform all of the clearance functions on a small volume of business, thereby eliminating many fixed costs. In this arrangement, the introducing broker accepts the customers' orders and the clearing brokers or other parties clear the trades. Either party may initiate the execution of a trade. The clearing broker-dealer processes and settles the customer transactions for the introducing broker using the back-office processing of the clearing broker-dealer. The Company's clearing broker-dealer is Penson Financial Services. Commissions received from the transactions are divided in any manner agreed to by the introducing and clearing broker-dealer and stipulated in written contracts.

Cash and Cash Equivalents

The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Accounts Receivable

The Company's receivables originate from only one entity, Penson Financial Services. Each month Penson Financial Services wires the commission earned by the Company for the previous month to the Company's bank account. The Company also has another receivable due from two sales representatives for monthly fees. Management considers all receivables to be collectible. Therefore, an allowance for doubtful accounts has not been established.

Fixed Assets

Office furnishings and equipment are stated at cost, less accumulated depreciation that is computed using an accelerated method. The assets are depreciated over their useful lives, all of which are five years.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk

Securities transactions are recorded on the settlement date basis, generally the third business day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. Through December 31, 2009, the Company has not been required to make any payments under this guarantee, and management is not aware of any circumstances as of the date of the audit which would require them to perform under this guarantee.

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholders are liable for individual federal income taxes on the Company's taxable income. Accordingly, there is no provision for federal income taxes. During 2009 the Company adopted Accounting Standards Codification (ASC) 740-10 as it relates to uncertain tax positions. Any interest and penalties recognized associated with a tax position are classified as current in the Company's financial statements.

Effective for tax years beginning on or after January 1, 2007, S Corporations in Kentucky will no longer be subject to corporate income tax, however they will be subject to a limited liability entity tax (LLET). Except for a $175 minimum, the LLET will not apply if the entity's gross receipts or gross profits from all sources are $3 million or less. For the years ended December 31, 2009 and 2008, the Company was subject to the minimum tax of $175.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Note 2 – Investments

The Company's investments consist of mutual funds (Level 1) and are classified as available-for-sale. They are carried in the financial statements at fair value based on quoted market prices. The net adjustment to unrealized gains and losses increased other comprehensive income by $29,265 and $1,028 for the in 2009 and 2008, respectively.

A summary of investments at December 31 is as follows:

	2009			2008		
	Cost	Fair Value	Unrealized gains	Cost	Fair Value	Unrealized gains
Marketable securities	$ 99,928	$ 129,193	$ 29,265	$ 76,779	$ 77,807	$ 1,028

Note 3 – Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale and derivatives financial instruments on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value measurements as of December 31 are as follows:

	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009				
Mutual Funds	$ 129,193	$ 129,193	$ -	$ -
December 31, 2008				
Mutual Funds	$ 77,807	$ 77,807	$ -	$ -

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Note 4 – Lease Commitment

The Company leased its office space under an operating lease effective through November 2009. The lease agreement provides for a 5-year renewal option. Rent expense was $18,824 and $27,237 for 2009 and 2008, respectively. At December 31, 2009 this lease was not renewed.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital was $111,056 which was $106,056 in excess of its required net capital of $5,000. As of December 31, 2008, the Company's net capital is $76,514 which is $71,514 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.17 to 1 and 0.0312 to 1 at December 31, 2009 and 2008, respectively.

Note 6 – Loss Contingency

The Company was one of several entities named in a claim alleging the mishandling of an individual's investment account by one of the Company's independent brokers. It is the opinion of management that the lawsuit is without merit, and the Company will not incur a liability. As of December 31, 2009, the case is in arbitration with the National Association of Securities Dealers. No amount has been accrued in these financial statements since the outcome of this matter is uncertain and the amount of the liability, if any, cannot be determined.

Note 7 – Income Tax

The Company has adopted ASC 740-10 as it relates to uncertain tax positions for the year ended December 31, 2009 and has evaluated it's tax positions taken for all open tax years. Currently the 2009, 2008, 2007, 2006, and 2005 tax years are open and subject to examination by the Internal Revenue Service and Kentucky Department of Revenue. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions. Management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2009.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through March 29, 2010, the date which the financial statements were available to be issued.

Maxx Trade, Inc.
Schedule of Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2009

Total Stockholders' Equity	$ 116,425
Deductions and/or Charges	
Other nonallowable assets	5,369
	5,369
Net Capital	$ 111,056
Aggregate Indebtedness	
Accrued expenses and other liabilities	$ 18,514
Aggregate Indebtedness to Net Capital	17 %
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% indebtedness or $5,000)	$ 5,000
Net capital	111,056
Excess net capital	$ 106,056

Reconciliation to Part IIA on Form X-17a-5:

Total per Part IIA on Form X-17a-5	$ 127,553
Adjustment to accounts payable	(18,481)
Write off accrued rent	2,353
Nonallowable assets	$ (5,369)
Net capital per above statement	$ 106,056

Maxx Trade, Inc.
Schedule of the Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2009 and 2008

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

Maxx Trade, Inc.
Schedule of the Information Relating to Possession
of Control Requirements Pursuant to Rule 15c3-3
December 31, 2009 and 2008

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

Report on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer Claiming
An Exemption From SEC Rule 15c3-3

Maxx Trade, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements and supplemental schedules of Maxx Trade, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance. We identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 29, 2010.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

We identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Maxx Trade, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated March 29, 2010.

In preparing monthly financial statements, not all accounts payable were considered by the Company and recorded on the year-end trial balance. A material accounts payable was identified by audit procedures and an adjustment was recorded. We recommend that all invoices are provided to the accounting department to ensure recording the expense in the correct period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baldwin CPAs, PLLC

Baldwin CPAs, PLLC
March 29, 2010